Mail Stop 3561

March 18, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Khurram R. Qureshi
Chief Financial Officer
151 Bloor Street West, #703
Toronto, Ontario, Canada M5S 1S4

> **Re:** **Lingo Media, Inc.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 333-98397**

Dear Mr. Qureshi:

We have reviewed your response letter dated March 7, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended December 31, 2006</u>

<u>General</u>

1. Please add an explanatory note to the beginning of the amended Form 20-F to discuss the nature of the changes that have been made to the amended filing.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 77

2. We note from your response to our prior comment 7 that you added a section on foreign currency risk. However, we do not believe that your revised disclosure appropriately discloses foreign currency risk using one of the three disclosure alternatives set forth in Item 11 of Form 20-F. As previously requested, please revise your section on quantitative and qualitative disclosures about market risk in future filings to include the disclosures required by Item 11 of Form 20-F.

Audited Financial Statements

General

3. We note from your response to our prior comment 9 that the December 31, 2004 audited financial statements are incorporated by reference. However, under Rule 12b-23 of Regulation 12B, financial statements or other financial data required to be given in comparative form for two or more fiscal years or periods can not be incorporated by reference unless the material incorporated by reference includes the entire period for which the comparative data is given. As previously requested, please revise to include audited comparative financial statements that cover the latest three financial years. You do not have to provide a balance sheet for the earliest of the three-year periods specified in Item 8.A.2 if that balance sheet is not required by a jurisdiction outside the United States. See Item 8A.2 of Form 20-F.

Consolidated Statements of Cash Flows

4. We note from your response to our prior comment 10 that development costs were expensed as incurred for US GAAP purposes. However, this response does not appear consistent with the disclosure in Note 19 which indicates that incremental costs incurred for established businesses are capitalized under US GAAP and which discloses balance sheet amounts for development costs under US GAAP. As previously requested, please explain to us the nature of the amounts included in capitalized development costs for both 2006 and 2005 for US GAAP purposes and explain how you accounted for all costs incurred for US GAAP purposes. In your response, please explain why you disclose balance sheet amount under US GAAP if the development costs have been expensed under US GAAP. Also, as previously requested, please tell us why it appears from your

disclosure in Note 19 that you do not believe these costs should be presented as operating activities in the statements of cash flows, similar to deferred costs, as presented in accordance with US GAAP.

5. We note from your response to our prior comment 11 that this item was included to adjust the opening balance due to the acquisition of A Plus. However, we are still unclear as to the nature of the amount titled "bank indebtedness assumed on acquisition" and why you believe the amount is appropriately presented in accordance with Canadian GAAP or IAS 7. Please advise. Also, as previously requested, please tell us where this amount is recorded on the balance sheet as of December 31, 2006.

6. We note from your response to our prior comment 12 that you owed fees to certain vendors who wanted to participate in the private placement financing and you made a book adjustment reducing the A/P and increasing the share capital. However, it appears from Note 10 and the statement of cash flows that the total number of shares issued in the private placement and the $.20 per share value assigned to those shares is equal to the amount of cash proceeds received. Please tell us where the 150,000 shares issued to the vendor and the $30,000 value assigned to the shares is included in Note 10.

Notes to the Audited Financial Statements

Note 1. Significant Accounting Policies

- (g) Development Costs

7. We note from your response to our prior comment 14 that these costs were expensed as incurred for US GAAP purposes. Please explain to us where these amounts are included in the reconciliation to net income under US GAAP in Note 19. Also, please explain to us why your response that these costs were expensed under US GAAP does not appear consistent with your response to our prior comment 24 that certain development costs have been capitalized under US GAAP.

Note 7. Acquisition

8. We note from your response to our prior comment 15 that the shares were valued using the average stock price for the 90 days before the effective date of acquisition. Please note that under US GAAP, the market price for a reasonable

period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued and this period is intended to be relatively short, usually only a few days before and after the acquisition is agreed to and announced. See paragraph 22 of SFAS No. 141 and EITF 99-12. Please tell us the value of the stock issued as calculated using the appropriate measurement period under US GAAP. If the amount is materially different from the value used, please revise your US GAAP reconciliation accordingly.

9. We note from your response to our prior comment 16 that the milestone targets are based on revenue and net income and the shares issued will be recorded as purchase price adjustments. Please confirm to us that this accounting treatment will be the same under both Canadian and US GAAP and revise Note 7 to include this disclosure.

10. We note from your response to our prior comment 17 that you did not have significant information to substantiate an allocation of the purchase price to other intangible assets, so you concluded to allocate any value paid over and above tangible assets to goodwill. However, we do not believe your response provides us enough detail as to how you determined that it was appropriate not to allocate any purchase price to other intangible assets. Please explain to us, in detail, how you considered the need to allocate fair value to customer lists, order or production backlog, marketing related intangibles and contract based intangible assets. Your response should include the process management went through and any assumptions that were used in determining the estimated value of such intangibles.

Note 10. Capital Stock, Warrants and Stock Options

11. We note from your response to our prior comment 18 that there was a typo-graphical error which has been corrected in the amended Form 20-F. However, it does not appear that there have been any changes made to Note 10 in regards to our prior comment. As previously requested, please tell us the nature of the transaction in which you have recorded share issue costs and explain to us how you have accounted for the share issue costs for both Canadian and US GAAP purposes. Also, please tell us why the number of common shares attributable to the share issue costs are not subtracted to arrive at the total number of common shares at December 31, 2005, but the dollar amount of the share issue costs is included as a reduction to arrive at the total common stock dollar amount as of December 31, 2005.

<u>- Note 10(iii)</u>

12. It continues to appear that the total amount of options exercised disclosed in Note 10(a)(iii)of 2,176,905 does not agree with the 1,853,897 amount of options exercised as disclosed in the table of changes in issued and outstanding common shares presented earlier in Note 10(a). Please revise to eliminate the discrepancies.

Note 16. Major Customers

13. We note from your response to our prior comment 20 that there was a typographical error that has been corrected. However, we note that this error does not appear to have been corrected on your amended Form 20-F. Please explain to us why the revenue percentage amount for 2006 disclosed on page 12 for 2006 is not consistent with the percentage of revenue attributable to the one major customer in 2006 as disclosed in Note 16. Please revise future filings accordingly.

Note 18. Commitments

14. We note from your response to our prior comment 21 that rent is charged on a monthly basis adjusted for operating expenses annually and is expensed as incurred in accordance with SFAS No. 13. However, we do not believe that your response clearly addresses our previous comment. As previously requested, please tell us <u>and revise your accounting policy disclosures</u> to clarify whether rent expense associated with your building and equipment operating leasing arrangements is recognized on a straight-line basis in accordance with paragraph 15 of SFAS No.13 for purposes of your US GAAP reconciliation. If not, please explain why you believe the treatment used is appropriate under US GAAP.

Note 19. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

15. We note from your response to our prior comment 22 that you will implement a stockholders' equity statement in the future. However, we do not believe that your response appropriately responds to our prior comment. As previously requested, please supplementally prepare and <u>furnish us</u> a U.S. GAAP statement in changes in stockholders' equity. As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

16. We note from your response to our prior comment 23 that you will include disclosure of basic and diluted EPS calculations in accordance with US GAAP in future filings. Please include this disclosure in an amendment to your Form 20-F for the year ended December 31, 2006.

– (a) Development Costs

17. We note from your response to our prior comment 24 that these costs are incurred mainly for the development of new products under the revenue generating projects. However, we do not believe that your response adequately responds to our prior comment. As previously requested, please explain to us the <u>nature</u> of the incremental costs that are capitalized for US GAAP purposes and citing relevant US GAAP accounting literature, tell us why you believe it is appropriate to capitalize these costs. Please note that SFAS 2 states that research and development costs should be expensed as incurred and does not provide any basis for capitalizing "development costs" for US GAAP purposes.

- (b) Options to Consultants

18. We note from your response to our prior comment 25 that Canadian GAAP adopted the US GAAP treatment of expensing stock based compensation when options are issued on January 1, 2004 and before then, these costs were only calculated and expensed for US GAAP purposes. However, your response does not appear consistent with your disclosure in Note 19(b). Please tell us, and revise your disclosure to clearly state the accounting method used in accounting for stock-based compensation under US GAAP for the period before January 1, 2004 and for the period after January 1, 2004. Also, as previously requested, as part of your response and revised disclosure, please tell us how you determined or calculated the amount of the reconciling adjustment to stockholders' equity.

Other

19. We note from your response to our prior comment 27 that there is no revision required as per above. Please note that our previous comment was not related to any one specific comment. The intention was that for any revisions made to the audited financial statements due to our comments, similar revisions should be made in the interim financial statements as applicable. Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

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You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant